EXHIBIT 11.1

COMPUTATION OF NET INCOME PER SHARE

GEORGIA BANK FINANCIAL CORPORATION

AND SUBSIDIARY

		Year ended December 31,
	2003	2002	2001
Net income	$7,933,101	$6,010,125	$4,561,004

Basic and diluted net income per share:(1)

Weighted average number of common shares outstanding	5,247,204	5,247,204	5,247,204

Basic net income per share	$1.51	$1.15	$0.87

Weighted average number of common and common equivalent shares outstanding	5,357,637	5,328,023	5,256,128

Diluted net income per share	$1.48	$1.13	$0.87

(1)	Adjusted on a comparative basis for the 10% stock dividend payable August 29, 2003 and the 2:1 stock split payable November 21, 2003.

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